SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

þ    ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].

For the year ended December 31, 1999

OR

¨   TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
     OF 1934 [NO FEE REQUIRED].

For the transition period from ________________ to ________________

Commission file number 1-3506

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Savings and Capital Growth Plan.
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

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Georgia-Pacific Corporation
Savings and Capital Growth Plan

Financial Statements and Schedule
as of December 31, 1999 and 1998
Together With Auditors' Report

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GEORGIA-PACIFIC CORPORATION

SAVINGS AND CAPITAL GROWTH PLAN

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 1999 and 1998

TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits--December 31, 1999 and 1998

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

Schedule I:	Schedule H, Line 4i--Schedule of Assets Held for Investment Purposes--December 31, 1999

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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Participants of the
Georgia-Pacific Corporation Savings
and Capital Growth Plan:

We have audited the accompanying statements of net assets available for plan benefits of the GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN as of December 31, 1999 and 1998 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Georgia-Pacific Corporation Savings and Capital Growth Plan as of December 31, 1999 and 1998 and the changes in its net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
June 23, 2000

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GEORGIA-PACIFIC CORPORATION

SAVINGS AND CAPITAL GROWTH PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 1999 AND 1998

	1999	1998
ASSETS: Contribution receivable Investments: Interest in master trusts Mutual funds Participants' loans Total investments NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 0 208,108,328 1,184,503,696 24,448,543 1,417,060,567 $1,417,060,567	$ 3,093,271 164,004,248 988,969,773 24,264,201 1,177,238,222 $1,180,331,493

The accompanying notes are an integral part of these statements.

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GEORGIA-PACIFIC CORPORATION

SAVINGS AND CAPITAL GROWTH PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR plan BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1999

INTEREST AND DIVIDENDS	$ 43,224,414
NET APPRECIATION IN MARKET VALUE of MUTUAL FUNDS	97,917,236

NET GAIN FROM MASTER TRUSTS
NET INVESTMENT INCOME
CONTRIBUTIONS:
      Participants
      Corporation
            Total contributions
INTEREST INCOME ON LOANS
AMOUNTS DISTRIBUTED TO PARTICIPANTS
ADMINISTRATIVE FEES
NET INCREASE

80,905,733 222,047,383 51,192,271 42,658,306 93,850,577 2,079,987 (81,137,896) (110,977) 236,729,074
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year	1,180,331,493 $1,417,060,567

The accompanying notes are an integral part of this statement.

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GEORGIA-PACIFIC CORPORATION

SAVINGS AND CAPITAL GROWTH PLAN

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 1999 AND 1998
1.	ORGANIZATION AND PLAN DESCRIPTION

The following description of the Georgia-Pacific Corporation Savings and Capital Growth Plan (the "Plan") provides only general information. Participants should refer to the official plan document for complete information.

The Plan includes a savings component and a capital growth component. The savings component permits any eligible salaried employee to contribute up to 15% of his/her compensation on a before-tax basis, not to exceed regulated maximums after three months of employment. The savings component's maximum employer matching contribution is 3.75% of compensation consisting of $.75 for every $1 of before-tax contributions for the first 3% of compensation and $.50 for every $1 of before-tax contributions for the next 3% of compensation. The capital growth component provides for contributions by Georgia-Pacific Corporation (the "Corporation") to eligible salaried employees' accounts equal to 3% of the employee's eligible earnings, provided such contributions do not exceed $3,000 per year. The employer contribution will begin after one year of service.

Participants of the Plan are 100% vested in their employee contributions and capital growth contributions. Employees are vested in the Corporation's matching contributions at the rate of 20% for each year of service. The matching contributions also become 100% vested when an employee reaches age 60, dies, or becomes disabled. In accordance with plan provisions, forfeitures are used to reduce employer matching contributions.

Plan assets are held in trust funds and invested on the participant's behalf, with all investment earnings for each fund credited to the accounts of the participants based on their proportionate share of the fund. Vanguard Fiduciary Trust Company (the "Trustee") is the Trustee and custodian for the Plan.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires plan management to use estimates and assumptions that affect the net assets available for plan benefits and the changes therein. Actual results could differ from these estimates.

Investment Valuation

Investments are presented at market value. Market values of mutual funds are determined principally from quotations as reported on various securities exchanges.
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The net appreciation in the market value of investments in the accompanying statement of changes in net assets available for plan benefits reflects the net difference between the market value and cost at the beginning and end of the year for assets held throughout the year, as well as the difference between the year-end market value and cost for assets purchased during the year. For assets sold or distributed during the year, the net appreciation reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.

Reclassifications

Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 established new disclosure requirements for defined contribution plans.

3.	INCOME TAX STATUS

The Internal Revenue Service issued a determination letter dated July 22, 1996 stating that the Plan was designed in accordance with applicable Internal Revenue Code ("IRC") requirements as of that date. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

4.	LOANS RECEIVABLE

The Plan allows participants currently employed by the Corporation to obtain loans equal to the lesser of $50,000 or 50% of their total vested account balances. Loan rates are set monthly and equal the prime interest rate plus 1%. Loan repayments are generally made through payroll deductions and normally must be repaid within a five-year term. Loans become due and payable in full once a participant terminates employment. Loans totaling $9,153,905 were made in 1999.

5.	INVESTMENTS
Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of the following investment options:
Fixed Income Options
The general investment objective for these options is to provide a high level of current income.

The Vanguard Short-Term Treasury Fund is principally invested in short-term government bills, notes, and bonds and has an average maturity of two to three years. The market value of the Vanguard Short-Term Treasury Fund investment at December 31, 1999 and 1998 of $254,589,987 and $283,990,395, respectively, exceeded 5% of net assets.

The Vanguard Total Bond Market Index Fund invests in U.S. government bonds, high-quality corporate bonds, and mortgage-backed securities. The objective of the Vanguard Total Bond Market Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index.

The Loomis Sayles Bond Fund--Institutional Class is invested in bonds, including corporate and convertible bonds. This fund seeks to provide high total investment return through a combination of current income and capital appreciation.

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Company Stock Options
The following two company stock funds are available as investment options:

The Georgia-Pacific Group Stock Fund is invested principally in shares of Georgia-Pacific Corporation -- Georgia-Pacific Group Common Stock ("Common Stock"). The market value of the Georgia-Pacific Group Stock Fund investment at December 31, 1999 and 1998 of $170,066,820 and $113,081,715, respectively, exceeded 5% of net assets on these dates.

The Georgia-Pacific Timber Stock Fund is invested principally in shares of Georgia-Pacific Corporation -- Timber Group Common Stock.
Balanced Options

The objectives of these options are to conserve principal, to pay current income, and to achieve long-term growth of principal and income by investing in a combination of stocks, bonds, and cash reserves.

The Vanguard LifeStrategy Income Fund is invested in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income.

The Vanguard LifeStrategy Moderate Growth Fund is invested in four Vanguard funds: an international stock fund, a stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide a reasonable level of income and long-term growth of capital.

The Vanguard LifeStrategy Conservative Growth Fund is invested in five Vanguard funds: a stock fund, an international stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income and a moderate long-term growth of capital.

The Vanguard LifeStrategy Growth Fund is invested in four Vanguard funds: a stock fund, an international stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide long-term growth of capital and income.

The Vanguard Balanced Index Fund is invested in two Vanguard funds: 60% in a stock fund and 40% in a bond fund. This option seeks to provide income and long-term growth of capital. The assets of this fund exceeded 5% of the net assets in December 31, 1999 and 1998. The assets were $89,994,687 and $80,524,208 on those dates, respectively.

Growth and Income Options
The goal of these options is to achieve long-term growth of principal and income and reasonable current income.

The Vanguard 500 Index Fund is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. The investment market value of the fund at December 31, 1999 and 1998 of $549,189,940 and $469,067,389, respectively, exceeded 5% of net assets.

The Vanguard Total Stock Market Index Fund is invested in a large sample of stocks that match certain characteristics of the Wilshire 5000 Equity Index. The investment objective of this fund is to provide long-term growth of capital and income.

The Vanguard Windsor II Fund is invested in a diversified group of out-of-favor stocks of large capitalization companies. This fund's objective is to provide long-term growth of capital and income from dividends.

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Growth Options
The objective of these options is to achieve long-term growth of capital; dividend income is incidental.
The Vanguard Extended Market Fund seeks to match the performance of the Wilshire 4500 Equity Index. This fund seeks to provide long-term growth of capital.

The Vanguard PRIMECAP Fund is invested in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams. This fund seeks to provide long-term growth of capital.

Aggressive Growth Options
The goal of this option is to achieve maximum long-term capital growth by investing in stocks of small companies or narrow market segments.
The Vanguard Small-Cap Index Fund is invested in a large sample of stocks that match certain characteristics of the Russell 2000 Index Stocks. This fund seeks to provide long-term growth of capital.
Money Market Option
The goal of this option is to provide maximum current income consistent with preservation of capital and liquidity.

The Vanguard Treasury Money Market Fund is invested exclusively in U.S. government obligations. The market value of this fund at December 31, 1999 and 1998 of $124,871,680 and $63,389,709, respectively, exceeded 5% of the net assets on these dates.

International Option
The goal of this option is to achieve long-term growth of capital by investing in the stocks of companies located outside the United States.
The Vanguard International Growth Fund invests primarily in the stocks of companies based outside the United States. This fund seeks to provide long-term capital appreciation.
6.	MASTER TRUSTS

Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust (the "Master Trust"). The Master Trust was established to hold, administer, and invest the assets of the Georgia-Pacific Stock Funds of certain defined contribution plans qualified under Internal Revenue Code section 401(k) administered by the Corporation.

On December 16, 1997, the shareholders of the Corporation approved the conversion of all Georgia-Pacific Common Stock into Georgia-Pacific Corporation -- Georgia-Pacific Group Common Stock and to distribute one share of a new class of Common Stock, Georgia-Pacific Corporation -- Timber Group Common Stock. As a result, the assets of the Master Trust were transferred on a pro rata basis into the newly created Georgia-Pacific Group Stock Fund Master Trust ("Group Master Trust") and the Georgia-Pacific Timber Stock Fund Master Trust ("Timber Master Trust").

The market values of the master trusts are allocated to the individual participating plans based on the relative value of the assets of each plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated daily to the individual participating plans based on the relative market values at the beginning of each day.

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The Plan's interest in the assets of the Group Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Group Stock Fund Master Trust." A summary of the Group Master Trust as of December 31, 1999 and 1998 is shown below:

1999	1998

Investments, at market:
       Georgia-Pacific Corporation -- Georgia-Pacific
            Group Common Stock
       Vanguard Treasury Money Market Fund
             Total investments
Receivables:
       Interest
       Other receivables
             Total receivables
Less payables
Net assets of the Group Master Trust

$231,843,864 100 231,843,964 6,686 6,704,850 6,711,536 4,101,110 $234,454,390	$146,850,740 1,381,097 148,231,837 3,582 689,745 693,327 963,513 $147,961,651

A summary of the net appreciation of the Group Master Trust, which comprises the net investment gain for all participating plans for the year ending December 31, 1999, is shown below:

Interest and dividends Net appreciation in market value of investments Investment expense Net investment gain from the Group Master Trust	$ 2,315,614 99,124,207 (100,392) $101,339,429

Allocations to participating plans of net investment gain for the year ending December 31, 1999 and of net assets as of December 31, 1999 and 1998 are shown below for the Group Master Trust:

Georgia-Pacific Corporation Savings and Capital Growth Plan Other plan Net investment gain from the Group Master Trust	$ 76,751,115 24,588,314 $101,339,429

	1999		1998
	Amount	Percent	Amount	Percent
Georgia-Pacific Corporation Savings and Capital Growth Plan Other plan Net assets of the Group Master Trust	$170,066,820 64,387,570 $234,454,390	72.54% 27.46 100.00%	$113,081,715 34,879,936 $147,961,651	76.43% 23.57 100.00%

The Plan's interest in the assets of the Timber Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Timber Stock Fund Master Trust." A summary of the Timber Master Trust as of December 31, 1999 and 1998 is shown below:

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1999	1998

Investments, at market:
         Georgia-Pacific Corporation -- Timber Group             Common Stock
         Vanguard Treasury Money Market Fund
               Total investments
Receivables:
         Interest
         Other receivables
               Total receivables
Less payables
Net assets of the Timber Master Trust

$47,775,036 769,286 48,544,322 2,401 354,749 357,150 916,221 $47,985,251	$62,553,056 1,461,611 64,014,667 2,917 189,768 192,685 1,444,229 $62,763,123

A summary of income and net appreciation of the Timber Master Trust, which comprises the net investment gain for all participating plans for the year ending December 31, 1999, is shown below:

Interest and dividends Net appreciation in market value of investments Investment expense Net investment gain from the Timber Master Trust	$2,294,398 3,501,940 (56,265) $5,740,073

Allocations to participating plans of net investment gain for the year ending December 31, 1999 and of net assets as of December 31, 1999 and 1998 are shown below for the Timber Master Trust:

Georgia-Pacific Corporation Savings and Capital Growth Plan Other plan Net investment gain from the Timber Master Trust	$4,154,618 1,585,455 $5,740,073

	1999		1998
	Amount $38,041,508 9,943,743 $47,985,251	Percent 79.28% 20.72 100.00%	Amount $50,922,533 11,840,590 $62,763,123	Percent 81.13% 18.87 100.00%
Georgia-Pacific Corporation Savings and Capital Growth Plan Other plan Net assets of the Timber Master Trust

7.	CONTRIBUTIONS

Contributions to the Plan include the Corporation's required capital growth contributions, voluntary employee savings contributions and rollovers, and matching contributions by the Corporation with respect to certain of the employee contributions
(Note 1).

Contributions are transferred to the Trustee twice each month and invested in the Vanguard Treasury Money Market Fund until they can be credited to participants' accounts and invested in accordance with participants' investment elections. Earnings on the short-term investments are allocated to participants' accounts once a year.

8.	WITHDRAWALS AND TERMINATION
A participant may withdraw all or a portion of his/her account balance related to his/her after-tax contributions at any time, but is limited to one withdrawal per year. For withdrawals of after-tax
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contributions made in 1987 or later, a portion of such withdrawals will be treated as investment income, subject to income taxes in the year received. Contributions excluded from gross income for federal income tax purposes can be withdrawn only in the case of a financial hardship and are subject to taxes in the year received. The withdrawals (either full or partial) are paid in cash. Withdrawals of before-tax contributions result in a suspension of the right to make employee contributions to the Plan for a period of at least 12 months.

In the event of a participant's death, retirement, or disability, the participant or his/her beneficiary may elect to receive his/her entire account balance in cash and/or Georgia-Pacific Corporation--Group Common Stock or Georgia-Pacific Corporation--Timber Group Common Stock. Alternatively, participants may elect an annuity option. If termination occurs for other reasons, only vested amounts are distributed to the participant, and nonvested amounts are forfeited. Such forfeitures are used to reduce the Corporation's future contributions. If a former participant returns to the employment of the Corporation within five years of the termination date, previously forfeited amounts are reinstated to the participant's account.

9.	PLAN TERMINATION

The Corporation has reserved the right to amend, modify, suspend, or terminate the Plan at any time. In the event the Corporation terminates the Plan, each participant's account balance would be fully vested.

10.	RECONCILIATION TO THE FORM 5500

The Plan's net assets available for plan benefits at December 31, 1999 and 1998 include $7,429,432 and $3,705,288, respectively, for participants who have elected distributions but have not yet been paid. In the Plan's Form 5500 for the years ended December 31, 1999 and 1998, these amounts are reflected as benefit claims payable and are included in benefit payments to participants or beneficiaries.

11.	SUBSEQUENT EVENTS
Effective January 1, 2000, the Plan was amended relative to employer contributions, definition of compensation, vesting schedule, and name of the Plan as follows:

•

The employer match will be $1 for every $1 of before-tax contributions for the first 3% of compensation and $.50 for every $1 of before-tax contributions for the next 5% of compensation. The employer will no longer make capital growth contributions.

•
Compensation for employee and employer contributions will include incentives and gainsharing.

•

Employer matching contributions will become 100% vested after the completion of three years of service. These matching contributions will also be 100% vested when an employee reaches age 60, dies, or becomes disabled.

•
The name of the Plan was changed to the Georgia-Pacific Salaried 401(k) Plan.

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GEORGIA-PACIFIC CORPORATION

SAVINGS AND CAPITAL GROWTH PLAN

Schedule H, line 4i--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 1999
		Shares or Face Amount	Cost	Current Value
* *	FIXED INCOME OPTIONS: Vanguard Short-Term Treasury Fund Vanguard Total Bond Market Index Fund Loomis Sayles Bond Fund--Institutional Class Total fixed income options	25,433,565 2,413,493 341,096	$ 258,671,328 24,075,896 4,147,634 286,894,858	$ 254,589,987 23,072,998 3,929,427 281,592,412
* *	COMPANY STOCK OPTIONS: Georgia-Pacific Group Stock Fund Master Trust Georgia-Pacific Timber Stock Fund Master Trust Total company stock options	11,426,304 10,461,310	115,642,259 33,298,473 148,940,732	170,066,820 38,041,508 208,108,328
* * * * *

BALANCED OPTIONS:
      Vanguard Balanced Index Fund
      Vanguard LifeStrategy Income Fund
      Vanguard LifeStrategy Growth Fund
      Vanguard LifeStrategy Conservative           Growth Fund
      Vanguard LifeStrategy Moderate Growth          Fund
            Total balanced options

		4,450,776 128,153 575,265 316,727 472,793	80,835,071 1,689,562 11,230,561 4,670,923 8,110,868 106,536,985	89,994,687 1,642,927 12,316,415 4,782,582 8,595,371 117,331,982
* * *	GROWTH AND INCOME OPTIONS: Vanguard 500 Index Fund Vanguard Total Stock Market Index Fund Vanguard Windsor II Fund Total growth and income options	4,058,154 222,236 264,952	316,252,936 6,441,284 8,019,399 330,713,619	549,189,940 7,382,670 6,615,842 563,188,452
* *	GROWTH OPTIONS: Vanguard Extended Market Fund Vanguard PRIMECAP Fund Total growth options	72,348 702,799	2,335,639 39,062,768 41,398,407	2,681,943 43,622,713 46,304,656
*	AGGRESSIVE GROWTH OPTION: Vanguard Small-Cap Index Fund	185,494	4,096,435	4,377,657
*	MONEY MARKET OPTION: Vanguard Treasury Money Market Fund	124,871,680	124,871,680	124,871,680
*	INTERNATIONAL OPTION: Vanguard International Growth Fund	2,082,564	37,356,402	46,836,857
	PARTICIPANTS' LOANS RECEIVABLE (INTEREST RATES RANGE FROM 7% TO 12%) Total investments		24,448,543 $1,105,257,661	24,448,543 $1,417,060,567

*Represents a party in interest to the Plan.

The accompanying notes are an integral part of this schedule.

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SIGNATURES

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

By: GEORGIA-PACIFIC CORPORATION, as plan administrator
Date: June 27, 2000	By: /s/ Danny W. Huff________________ Danny W. Huff Executive Vice President-Finance and Chief Financial Officer

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INDEX TO EXHIBITS

Exhibit Number	Description
23	Consent of Arthur Andersen LLP